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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER
                            ------------------------


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of April 2005


                              AETERNA ZENTARIS INC.
                        ---------------------------------

                        1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                       Form 20-F _______    Form 40-F   X
                                                      ------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                         Yes _____   No  X
                                       -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________





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                                 DOCUMENTS INDEX




Documents Description

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1.       Press release dated April 19, 2005 - AEterna Zentaris Announces
         Phase I Positive Results for its Oral Growth Hormone Secretagogue Compound EP-1572.

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                                                      [AETERNA ZENTARIS LOGO]


AETERNA ZENTARIS INC. 1405 du Parc-Technologique Blvd.
Quebec (Quebec) Canada  G1P 4P5  T 418 652-8525  F 418 652-0881
www.aeternazentaris.com


                                                         PRESS RELEASE
                                                         For immediate release





AETERNA ZENTARIS ANNOUNCES PHASE I POSITIVE RESULTS FOR ITS
ORAL GROWTH HORMONE SECRETAGOGUE COMPOUND EP-1572


POTENTIAL APPLICATIONS FOR GROWTH DISORDERS IN CHILDREN AND CACHEXIA (MUSCLE WASTING) ASSOCIATED WITH CHRONIC DISEASE

QUEBEC CITY, CANADA, APRIL 19, 2005 - AEterna Zentaris Inc. (TSX: AEZ; NASDAQ:
AEZS) today announced positive results in a Phase I study of its oral Growth Hormone Secretagogue (GHS), EP-1572. Conducted by Ardana plc (LSE: ARA), AEterna Zentaris' development and marketing partner for EP-1572, the study provides clear evidence that this compound is able to induce a significant rise in growth hormone levels. Potential applications include treatment for growth retardation in children and cachexia associated with chronic disease such as AIDS and cancer. EP-1572, the only orally-administered specific GHS in development, presents a major competitive advantage in terms of ease and convenience of delivery over current treatments which are only available through injections.

The open, randomised, placebo-controlled dose-escalation Phase I study involved a total of 36 healthy male volunteers, divided into three groups of 12 volunteers. Nine subjects in each group received a single oral dose of EP-1572 -
0.005 mg/kg in the first group, 0.05 mg/kg in the second group and 0.5 mg/kg in the third group - with the other three subjects in each group receiving a placebo. All subjects had been initially checked for their ability to release growth hormone by the intravenous administration of another hormone, growth hormone releasing hormone (GHRH).

The data demonstrated that between 1-2 hours after drug administration there was a statistically significant increase in the levels of growth hormone in the blood without any effect on other hormones with the mean GH value being 79.12 ng/ml at the highest dose of EP-1572 (p = 0.009), compared to 52.62 ng/ml with GHRH and 3.58 ng/ml for placebo. In all cases, EP-1572 was well tolerated and no adverse events were reported.

Additional studies are ongoing to accelerate development of EP-1572 for growth hormone disease and the more significant marketing opportunity of cachexia associated with chronic disease. In 2004 the global growth hormone market was estimated to be worth US$2.3 billion. (SOURCE: WOOD MACKENZIE'S PRODUCT VIEW DECEMBER 2004).



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                                                      [AETERNA ZENTARIS LOGO]



ABOUT GROWTH HORMONE SECRETAGOGUES (GHS) AND EP-1572

Growth Hormone Secretagogues (GHS) represent a new class of pharmacological agents which directly stimulate growth hormone (GH) secretion from the pituitary gland. EP-1572 is the only peptidomimetic GHS compound in its class to be orally administered; other treatments are available through daily injections. EP-1572 has potential applications for the treatment of growth hormone disorders (GHD) such as growth retardation in children and cachexia in AIDS patients. There are currently no GHS's on the market.


ABOUT EP-1572 STRATEGIC ALLIANCE WITH ARDANA PLC

In 2002, AEterna Zentaris granted Ardana an exclusive worldwide license to develop and market the growth hormone secretagogue EP-1572. Ardana is funding the activities necessary to obtain regulatory and marketing approvals. Furthermore, the agreement provides milestone payments, as well as royalties on future worldwide net sales of EP-1572 among other elements to AEterna Zentaris.


ABOUT ARDANA

Ardana plc (LSE: ARA) is an emerging pharmaceutical company focused on the discovery, development and marketing of innovative products to improve human reproductive health, a US$23.8 billion market.

Since its foundation, Ardana has maintained a broad and balanced portfolio to manage risk and actively pursues product and technology in-licensing and out-licensing to maintain a robust pipeline.


ABOUT AETERNA ZENTARIS INC.

AEterna Zentaris Inc. is an oncology and endocrine therapy focused biopharmaceutical company with proven expertise in drug discovery, development and commercialization. The Company's broad 20 product pipeline leverages five different therapeutic approaches, including LHRH antagonists and signal transduction inhibitors. The lead LHRH antagonist compound, cetrorelix, is currently marketed for IN VITRO fertilization under the brand name Cetrotide(R). Cetrorelix is also in late-stage clinical development for endometriosis and benign prostate hyperplasia (BPH). The lead signal transduction inhibitor compound, perifosine, is an orally-active AKT inhibitor that is in several Phase II trials for multiple cancers.

AEterna Zentaris owns 50.7% of Atrium Biotechnologies Inc. (ATB.sv), a leading developer, manufacturer and marketer of value-added products for the cosmetics, pharmaceutical, chemical and nutritional industries.

News releases and additional information about AEterna Zentaris are available on its Web site www.aeternazentaris.com.
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                                                      [AETERNA ZENTARIS LOGO]



FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.


                                      -30-


CONTACTS:

MEDIA RELATIONS
Paul Burroughs
(418) 652-8525 ext. 406
paul.burroughs@aeternazentaris.com
----------------------------------

INVESTOR RELATIONS
Ginette Vallieres
(418) 652-8525 ext. 265
ginette.vallieres@aeternazentaris.com
-------------------------------------

EUROPE
Matthias Seeber
+49-6942602-3425
matthias.seeber@zentaris.com
----------------------------



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                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                    AETERNA ZENTARIS INC.


Date:  April 19, 2005          By:  /s/Mario Paradis
---------------------               -------------------------------------------
                                    Mario Paradis
                                    Senior Finance Director and Corporate
                                    Secretary